Entourage Mining Ltd.
A Mineral Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ENMGF

Entourage Mining and Ansell Capital Cancel Letter of Intent

July 16, 2010, Vancouver British Columbia: Entourage Mining Ltd. (the “Company” or “Entourage”) (OTCBB: ENMGF) reports that the Company has been informed by Ansell Capital Corp. (“Ansell”) that Ansell will not be proceeding with the “Plan of Arrangement” outlined in the Letter of Intent signed between the companies dated February 18, 2010.

ON BEHALF OF THE BOARD

“Gregory Kennedy”
President

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368